(10.78) Lease Agreement between the City of Morgantown and Mountain State Flight Services dated September 1,
                1996.

                                            LEASE AGREEMENT

                                  GENERAL AVIATION TERMINAL FACILITY

        THIS LEASE AGREEMENT made and entered into this 1st day of September 1996, by and between the City of Morgantown, a municipal corporation, (hereinafter called "City"), and Mountain
State Flight Services, d.b.a. Piedmont Aviation Services, Inc.
(hereinafter called "Lessee").

                                              WITNESSETH:

        WHEREAS, the "City" owns, controls and operates the Morgantown Municipal Airport; and

        WHEREAS, the "City" has determined certain services at the airport terminal building are necessary for proper accommodation of General Aviation aircrew members and passengers arriving and departing from the Morgantown Municipal Airport, and

        WHEREAS, the "Lessee" is desirous of operating a General
Aviation Terminal Facility in the terminal building and furnishing certain hereinafter mentioned services in connection therewith.

        NOW, THEREFORE, for and in consideration of the mutual covenants and agreements herein contained to be kept and performed, and intending to be legally bound hereby, the parties hereto covenant and agree as follows:

                                        ARTICLE I, DEFINITIONS

        The following words and phrases, wherever used in the Agreement shall, for the purpose of this Agreement, have the following meanings:

        (a)     "Airport" refers to the Morgantown Municipal Airport.

        (b) "Airport Customer" shall mean any person who arrives at or departs from the airport.

        (c)     "Airport terminal building" means the Terminal
Building situate at the Morgantown Municipal Airport, City of
Morgantown, Monongalia County, West Virginia.

        (d) "FAA" means the Federal Aviation Administration of the Untied States, or any federal agencies succeeding to its jurisdiction.

        (e) "General Aviation" means all aircraft other than scheduled air carrier and Federal/military aircraft.

        (f) "General Aviation Terminal Facility" shall include allocated space located in the southern end of the Airport's
Main Terminal building. This area will be designated for use by General Aviation pilots, aircrew members, and their passengers.
As a minimum, this area will incorporate a line/refuel service office, a business office, a passenger lounge, a flight planning area, and a conference room.

        (g) "Leased area" or "Leased premises" means the space used solely by the "Lessee" for the conduct of the "Lessee's" business.

        (h) "Property" shall include anything of material value that is real, personal, tangible, or intangible.

        (i) "Renovation/Improvements" shall include walls, partitions, dividers, flooring, and ceilings; heating, ventilation and air conditioning equipment, ducts, and controls;
lighting and electrical systems; plumbing systems; wall and floor coverings or finishes.

        (j) "Rules and Regulations" means those lawful and reasonable rules and regulations which are not in conflict with this Agreement, promulgated by the "City" for the orderly use of the airport by both the airlines and other operators and users of the airport as the same may be amended, modified or supplemented from time to time.

                                      ARTICLE II, LEASED PREMISES

        2.1 The "City" hereby grants to the "Lessee", subject to the terms and conditions hereinafter contained, the nonexclusive right to operate a General Aviation Terminal Facility at the Morgantown Municipal Airport terminal. It is understood and agreed that nothing herein contained shall be construed to grant or authorize the granting of an exclusive right within the meaning of Section 308 of the Federal Aviation Act of 1958 as amended.

        2.2 The "City" hereby agrees to provide an area of approximately 4000 square feet in the Terminal Building (see Exhibit A attached) for the "Lessee's" exclusive use. The assigned area shall be used by the "Lessee" for the purpose of operating a General Aviation Terminal Facility.

        2.3 The "City" grants to the "Lessee", its employees, guests, patrons and invites, in common with others, the rights of ingress and egress to and from the airport terminal building, over airport roadways, including the use, without charge, of common use roadways and vehicle parking areas, with such rights and license subject only to such reasonable rules and regulation as may be established by the "City" and subject to law.

        2.4 The "City" grants to the "Lessee" the full unrestricted and exclusive use of a certain tract of space on the Terminal Building roof, the precise location to be agreed upon by the parties, for the erection, maintenance and operation of antennae and equipment necessary for the operation of "Lessee's" television and radio transmitting and receiving equipment.

                                    ARTICLE III, TERM OF AGREEMENT

        3.1 The term of this Agreement shall be for a period of eleven years and three months commencing on September 1, 1996 and ending on December 31, 2007, unless terminated at an earlier date for any reason as set forth herein.

        3.2 "Lessee" shall have the right and option to extend this Lease Agreement for two (2) additional five (5) year periods, the first commencing January 1, 2008, and ending
December 31, 2012, and the second commencing January 1, 2013 and ending December 31, 2017, provided "Lessee" is not in default in any provisions of this Agreement and; provided further the "Lessee" shall notify the "City", in writing, not later than one hundred eighty (180) days, but not more than three hundred sixty-five (365) days, prior to the commencement of each of the two (2) additional five (5) year periods of "Lessee's" intention to exercise this option.

                                      ARTICLE IV, LEASE PAYMENTS

        4.1 The "Lessee" agrees to pay the "City" the sum of $36,000.00 per year for approximately 4000 square feet of space within the airport terminal building (see Exhibit A attached). Payment will be made in equal monthly increments of $3,000.00, in advance and without demand, on or before the first business day of each calendar month. For any period of less than one calendar month this Agreement shall be in effect, said sum shall be calculated on a pro rata basis. This rental fee shall be adjusted upwards annually for "Cost of Living" increases by a factor equal to the change in the Consumer Price Index for All Commodities as reported by the Bureau of Labor Statistics on May 31st of each year. This adjustment applies to years 2-11 of this Agreement.

        4.2 It is agreed that a finance charge of one and one half (1.5%) percent per month shall be added to any balance unpaid within thirty (30) days after the last day of the month to which it applies.

        4.3 All sums, statements, and reports due hereunder shall be paid or made by delivery to the Airport Director, Morgantown
Municipal Airport, 100 Hart Field Road, Morgantown, WV 26505.

                                ARTICLE V, AREA RENOVATION/IMPROVEMENTS

        5.1 In order to ensure full service to its General Aviation customers, the "Lessee" agrees, at no cost to the "City", to undertake a complete renovation of its assigned area. This renovation will include, but is not limited to, the construction/remodeling of a general business office, a fuel/line service office, a pilots lounge, a flight planning area, and a conference room. Each area will be designed and furnished in a manner suitable to the purpose or function of that area. The "Lessee" shall submit professionally accomplished plans, construction drawings, and specifications for all renovations to the "City" for approval. Renovation work may not begin without the express written consent of the "City", which consent will not be unreasonably withheld.

        5.1.1 Fuel/Line Service Office: This will be a specified area where pilots may place orders for fuel, oil, other aircraft services, or aircraft repair. This office will also maintain, for retail sale, a limited supply of items most often purchased by aircrew members. This office, or the business office, must contain functioning radio equipment which will permit two-way radio communication between the General Aviation Terminal and arriving or departing aircraft.

        5.1.2 Pilots Lounge: This will be an area specified for use by transient General Aviation aircrew members and their passengers. It must be furnished with soft, comfortable chairs/couches and a table and chairs for use as a work station.
The area will be equipped with a standard voice telephone line, a telephone line for use with personal/laptop computers, and a television connected to local cable or direct satellite service.

        5.1.3 Flight Planning Area: This will be a specified area where aircrew members can complete all pre-flight planning activities. The area will contain, as a minimum, FAA flight planning documents/charts, an automated weather data system that will provide "real time" weather information, and either a telephonic or automated system for filing flight plans with a Federal Aviation Administration Flight Services Facility.

        5.1.4 Conference Room: This will be a specified area where business meetings may be conducted. The area must be capable of comfortably seating 15-20 people and must provide some audio/visual support. The audio/visual support must include those items normally used for this function.

        5.2 The "Lessee" agrees to begin renovations, as specified in paragraph 5.1 above, by October 1, 1996. All renovations must be complete by December 31, 1997. Failure to meet this date will result in the "City's" assessment of liquidated damages in the amount of one hundred dollars ($100.00) per day
(Saturday/Sunday excepted) until required renovations are completed.

        5.3 The "Lessee" shall have the right, at its sole expense, to install and maintain approved signs advertising its business. Any signs identifying the "Lessee's" operation must have the prior written approval of the "City" both as to size and location.

        5.4 The "Lessee" shall not suffer or permit any mechanics or other liens to be levied or filed against the "City". All improvements, equipment, fixtures, and interior decor constructed or installed by the "Lessee", its agents, or contractors, shall conform in all respects to all applicable statutes, ordinances, building codes, and rules and regulation.
Any approval given by the "City" shall not constitute a representation or warranty as to such conformity; responsibility therefor shall at all times remain with the "Lessee".

        5.5 All structural improvements and alterations shall, upon termination of this Agreement become the property of the "City".

        5.6 The "Lessee" may place such furniture, property and equipment into the assigned premises as is necessary for the conduct of its business. The "Lessee" shall have the right to remove the same upon termination of this Agreement, providing the premises are repaired to the satisfaction of the "City" or restored to their original condition after such removal.

        5.7 The "Lessee" shall not remove or demolish, in whole or in part, any improvements within the airport terminal building without the express prior written consent of the "City", which consent may be conditioned upon the obligation of the "Lessee" to replace the same by an improvement specified in such consent.
However, the "City" shall not withhold consent unreasonably and shall not impose unreasonable conditions upon its consent.

                             ARTICLE VI, PERFORMANCE AND SERVICE STANDARDS

        6.1 The "Lessee" hereby covenants and agrees that it will furnish prompt and efficient service adequate to meet all reasonable demands by General Aviation aircrew members and their passengers on a fair, reasonable and nondiscriminatory basis, and to charge fair, reasonable and nondiscriminatory prices for each unit or sale of service on a basis substantially similar to that charged by it for similar services at airports of comparable size within the same general area. The "Lessee" may make reasonable discounts, rebates and other similar types of price reductions to purchasers on a nondiscriminatory basis.

        6.2 The "Lessee" hereby covenants and agrees its General Aviation Terminal Facility at the airport shall remain open for such periods during each day and such days each week as may be necessary to meet reasonable demands for said services.

        6.3 The "Lessee" shall conduct its operations in a safe and orderly manner, and in accordance with the standards of the industry. The "Lessee" covenants and agrees it will keep and maintain any area used by or assigned to it in good order and repair and in a safe and clean condition, and return the same to the "City" at the expiration of this Agreement in good order, condition and repair, reasonable wear and tear and damage by fire and casualty only excepted. The "Lessee" shall repair and pay for any physical damage to the terminal or the "City's" property caused by the use, negligence, or wrongful conduct of the "Lessee" and the "Lessee's" agents, customers, and employees. The "Lessee" shall keep its assigned counter area in a neat, clean, safe, sanitary and orderly condition at all times.

        6.4 The "Lessee's" employees shall be clean, neat in appearance, courteous and polite. The "Lessee" shall not employ any person or persons in or about the premises who shall conduct themselves in a loud, boisterous or otherwise improper manner. The "Lessee" shall take all steps to remove, from airport employment, employees who participate in criminal acts on airport premises including, but not limited to, gambling, prostitution, possession or sale of illegal controlled substances, or acts of fraud or theft.

        6.5 The "Lessee" shall abide by and be subject to all reasonable rules and regulations which are now, or may from time to time be promulgated by the "City" concerning management, operation or use of the terminal facilities, or the safety of those using the same, and it shall abide by and be subject to all reasonable rules and regulations which are now, or may from time to time be promulgated by the FAA or the airport operator. The "Lessee" further agrees to maintain, use, and operate the assigned area in compliance with any and all present and future laws, ordinances, rules and regulations relating to public health, safety or welfare adopted by federal, state, local or other governmental bodies, or agencies, departments or officers thereof, and obtain all permits, at its sole expense, which may be necessary for the operation of its business.

        6.6 The "Lessee" covenants and agrees it will meet all expenses in connection with the use of its assigned area and be responsible for any taxes, permit fees, usage fees, license fees or assessments lawfully levied or assessed by any taxing authority against the business owned and operated by the "Lessee", the assigned premises, or as a result of the "Lessee's" use and occupancy of airport premises or its operation at the airport.

        6.7     The "Lessee" does hereby covenant and agree that:

                (a) no person on the grounds of race, color, creed, age, sex, religion, national origin or handicap shall be excluded from participation in, denied the benefits of, or be otherwise subjected to discrimination in the use of said service or facilities.

        (b) in the construction of any improvements on the assigned premises and the furnishing of services thereon, no person on the grounds of race, color, creed, age, sex, religion, national origin or handicap shall be excluded from participation in, denied the benefits of, or otherwise be subject to discrimination.

        (c) the "Lessee" shall use the premises in compliance with all requirements imposed by or pursuant to Title 49, Code of Federal Regulations, Department of Transportation, Subtitle A,
Office of the Secretary, Part 21, Nondiscrimination in
Federally-assisted programs of the Department of Transportation
- Effectuation of Title VI of the Civil Rights Act of 1964, and as said Regulations may be amended.

        (d) it is the policy of the United States Department of Transportation that minority business enterprises, as defined in 49 CFR Part 23.5, shall have the maximum opportunity to participate in the performance of contracts such as covered by this Agreement. Therefore, the "Lessee" hereby assures no person shall be excluded from the participation in, be denied the benefits of, or otherwise be discriminated against in connection with the award of any contract covered by 49 CFR Part
23 on the grounds of race, color, national origin, sex or handicap. The "Lessee" hereby assures it will include the foregoing clauses of this Section in all subcontracts and will cause subcontractors similarly to include these clauses in further subcontracts.

        In the event of breach of any of the above nondiscrimination covenants, the "City" shall have the right to terminate this Agreement and to immediately re-enter and repossess the assigned premises and the facilities thereon, and hold the same as if this Agreement had never been made or issued, or, at the election of the "City" or the United States, either or both shall have the right to enforce the provisions of the Article.

        6.8 The "Lessee" agrees to issue a duplicate, serially numbered sales slip or contract with each sale or transaction, whether for cash or credit, separately showing the "Lessee's" receipts or extension of credit. A copy of each sales slip will be maintained on the premises and shall, upon written request, be available for the "City's" review.

        6.9 The "Lessee" agrees the "City", its duly authorized representatives or agents, may, with 24 hours written advanced notice and at a reasonable time, enter into the assigned premises for the purpose of making any visual inspection deemed necessary in order to determine whether federal, state, or municipal rules and regulations and/or the covenants of this Agreement are being complied with, and to do any and all things which the "City" is obligated to do as set forth herein, or which may be deemed necessary for the general conduct and safe operation of the airport terminal building.

        6.10 Upon the expiration or other termination of this Agreement, the "Lessee" shall forthwith surrender the assigned premises as altered or improved under the terms of this Agreement, reasonable wear and tear only excepted. The "City" shall not be required to give any notice to quit possession under the Landlord and Tenant Act of 1951.

                                        ARTICLE VII, ASSIGNMENT

        7.1 The "Lessee" shall not have the right to assign or transfer this Agreement or any rights hereunder without the prior written consent of the "City" which approval shall not be unreasonably withheld.

                          ARTICLE VIII, INSURANCE AND LIMITATION OF LIABILITY

        8.1 The "Lessee" covenants and agrees to secure and maintain during the term of this Agreement, comprehensive general public liability insurance covering its operations at the airport and its serving of airport customers with a combined single limit coverage of One Million ($1,000,000.00) Dollars, naming the "City" as additional insured. Such policy shall contain a provision requiring at least thirty (30) days notice of cancellation which notice shall be given in writing to the "City". The "Lessee" shall also maintain Worker's Compensation Insurance sufficient to comply with all statutory requirements now or hereafter enacted. The "Lessee" shall furnish the "City" with a certificate evidencing such insurance coverage, within thirty (30) days from the date of this Agreement.

        8.2 The "Lessee" agrees to indemnify and hold the "City", its agents, officers, representatives, and employees forever harmless from and against any and all claims, damages, judgements, attorneys fees, compensation, demands, or liability for injuries to persons or property caused by, arising from or in connection with the use or occupancy by the "Lessee", its agents and employees of the assigned premises or arising from, out of, or in connection with the "Lessee's" operations at the airport, or arising directly or indirectly out of any acts of the "Lessee", its agents, servants, guests, or business invites, or by reason of any act or omission of any such person;
provided, however the "Lessee" shall not be liable for any injury, damage or loss occasioned by the negligence of the "City", its agents or employees. The "City" shall give to the "Lessee" prompt and timely notice of any claim made or suit filed which in any way directly or indirectly, contingently or otherwise, affects or might affect the "Lessee". Except for losses due to the negligent acts or omissions of the "City", its agents or employees, the "Lessee" further covenants and agrees it will not hold the "City" or any of its agents or employees responsible for any loss or damage occasioned by fire, theft, rain, flood, windstorm, hail, vandalism or from any other cause whatsoever, whether said cause be the direct, indirect, or merely a contributing factor in producing the loss or damage to any property of the "Lessee" that may be located or stored on the assigned premises or any other location at the airport, and the "Lessee" agrees that storage of all property on the assigned premises or elsewhere at the airport shall be at the "Lessee's" risk. The "Lessee" shall be responsible for all damage to persons or property caused by carelessness, negligence, or neglect on the "Lessee's" part. The "City" shall not be liable for any loss or damage suffered by the "Lessee" arising out of the interruption of cessation of the business conducted by the "Lessee" under this Agreement.

                                         ARTICLE IX, UTILITIES

        9.1 Utility (water, gas, electricity, sewage) and refuse removal fees are included in the lease payment outlined in paragraph 4.1 of this agreement. However, should the "Lessee" require any additional service, the "Lessee" agrees to bear all costs associated with providing that service. Additionally, should the "City" be required to add to or alter the existing level of utility service in a fashion that results in a significant increase in utility rates, the "Lessee" agrees to pay a proportionate share of the increase based on the ratio of square footage of terminal space occupied by the "Lessee" to the total square footage available for use by all tenants and Concessionaires. Further, the "Lessee" agrees to pay any increased costs in the "City's" premiums for fire and casualty insurance directly resulting from the "Lessee's" operation of its business. Charges for additional costs will be assessed annually and shall be paid in monthly installments on the same day the minimum guaranteed monthly payment is due.

                                  ARTICLE X, OBLIGATIONS OF THE CITY

        10.1 The "City" shall bear the expenses of water and sewage services, electrical services, and refuse removal, subject to the provisions of Article IX., supra.

        10.2 The "City" agrees to keep the terminal building of which the assigned area is a part, in a good state of repair.

        10.3 It is understood the "City" shall have the responsibility for snow removal around the "Lessee's" leased area, on a priority basis with other airport property.

                                        ARTICLE XI, TERMINATION

        11.1 It is understood and agreed in the event the airport terminal were to permanently close, or if the Morgantown
Municipal Airport were to cease operating as an air transportation facility, this Agreement would automatically terminate. It is further understood and agreed in the event a governmental order, court decree or other competent tribunal having jurisdiction would require all commuter airline operations at the airport cease, or if the United States government or any of its agencies would assume control over the airport in time of war or national emergency for military use, then this Agreement would automatically abate during such period. The "City" agrees to give the "Lessee" prior notice as is feasible upon the occurrence of such an event.

        11.2 The "City" may terminate this Agreement by giving the "Lessee" 30 days advance written notice, to be served as hereinafter provided, upon the happening of any one of the following events:

        (a) The making by the "Lessee" of a general assignment for the benefit of creditors;

        (b) The filing by the "Lessee" of a voluntary petition in bankruptcy, or the institution of proceedings in bankruptcy against the "Lessee" and the adjudication of the "Lessee" as a bankrupt pursuant to such proceedings;

        (c) The taking over of the "Lessee" or its assets by a court of competent jurisdiction;

        (d) The death (if an individual) or dissolution of the "Lessee" or the divestiture of the "Lessee's" estate herein by other operation of law;

        (e) The failure of the "Lessee" to comply with and meet all the laws or rules and regulations issued by the Federal
Aviation Administration or other governmental agency having jurisdiction;

        (f) The failure of the "Lessee" to keep and perform any of the covenants or agreements herein contained on the part of the "Lessee" to be kept and performed, provided the "City" shall first give the "Lessee" written notice to remedy such failure, and if the "Lessee" does not discontinue such failure within thirty (30) days from receipt of such notice, the "City" may terminate this Agreement and the right to operate the concession.

        11.3 If the "Lessee" shall fail to pay the fees and charges specified in this Agreement, or if any part thereof at any time be in arrears and unpaid, or if the "Lessee" shall fail to keep and perform and observe any of the covenants, agreements or conditions of this Agreement on the part of said "Lessee" to be kept, performed and observed, and if any of the aforesaid defaults are not remedied within ten (10) days after the same become due or if the "Lessee" shall die (if an individual), dissolve, cease doing business, abandon the premises, become insolvent or file a petition in bankruptcy, then it shall be lawful for the "City", its successors or assigns to enter into the assigned premises, and thereupon this Agreement shall cease, terminate and be utterly void, without prejudice, however, to the right of the "City" to recover from the "Lessee" all minimum monthly payments due up to the time of such termination and all damages for breach of this Agreement. In the event of default by the "Lessee" of any of the terms of this Agreement, the "Lessee" shall pay to the "City" any costs and expenses, including reasonable attorneys fees, incurred by the "City" to enforce its rights under this Agreement or to recover damages for its breach.

        11.4 No waiver of default by the "City" of any of the terms, covenants, or conditions hereof to be performed, kept and observed by the "Lessee" shall be construed to be or act as a waiver of any subsequent default of any of the terms, covenants, and conditions herein contained to be performed, kept and observed by the "Lessee". The acceptance of payment by the "City" for any period or periods after default of any one of the terms, covenants and conditions herein contained to be performed, kept, and observed by the "Lessee" shall not be deemed a waiver of any right on the part of the "City" to terminate this Agreement due to failure by the "Lessee" to so perform, keep or observe any of the terms or conditions of this Agreement.

        11.5 Should the assigned area be totally or partially destroyed by fire or other casualty, either party at its option, may terminate this Agreement by giving the other party written notice of the termination within fifteen (15) days after such destruction. In the event of termination, any payments made in advance by the "Lessee" shall be prorated on a daily basis and the portion attributable to the period subsequent to the destruction shall be refunded. Should the parties elect not to terminate following total or partial destruction, the "Lessee" shall restore the assigned area to a condition similar to that immediately prior to the destruction, at its sole expense. Any such restoration of the assigned area shall begin as soon as reasonably possible. The "City" reserves the right to enter into the assigned area whenever necessary to repair damage caused by fire or other casualty to the building of which the area is part even though the effect of such entry be to render the assigned area or a part thereof temporarily unsuitable for the "Lessee's" operation.

                                      ARTICLE XII, MISCELLANEOUS

        12.1 The covenants, conditions and agreement made and entered into by the parties hereto are declared binding on their respective heirs, executors, administrators, successors and assigns.

        12.2 Any notice required to be made hereunder shall be delivered as follows: To the "City": Airport Director, Morgantown Municipal Airport, 100 Hart Field Road, Morgantown, West Virginia 26505 or such place as may be designated from time to time by the "City". To the "Lessee": Mountain State Flight Services, d.b.a. Piedmont Aviation Services, Inc., in care of, Aero Services International, Inc., 600 Newtown-Yardley Road, Newtown, PA 18940 or such place as may be designated from time to time by the "Lessee".

        12.3 This Agreement is subject and subordinate to the provisions of any agreement made between the "City" and the United States Government relative to the operation, maintenance, or expansion of the airport or the airport terminal building, the execution of which has been or may be required as a condition precedent to the transfer of federal rights or property to the "City" for airport or airport terminal building purposes, or the expenditure of federal funds for the improvement or development of the airport or the airport terminal building in accordance with the provisions of the Federal Aviation Act of 1958, the Airport and Airways Improvement Act of 1982, the Airport and Airway Development Act of 1970, the Airport and Airway Safety and Capacity Act of 1987, the Airport Safety and Capacity Expansion Act of 1990, and the Aviation Noise and Capacity Act of 1990 as they have been amended from time to time.

        In the event the Federal Aviation Administration or its successors requires modifications or changes in this Agreement as a condition precedent to the granting of funds for the improvement or expansion of the airport or the airport terminal building, the "Lessee" agrees to consent to such amendments, modifications, revisions, supplements, or deletions of any of the terms, conditions, or requirements of this Agreement as may be reasonably required to obtain such funds.

        12.4 The parties do hereby covenant and warrant this Agreement contains the entire agreement between the "City" and the "Lessee" for the purposes set forth in the preamble hereinabove; that there are no claims, promises, representations or conditions not herein contained, either oral or written, which shall or may be charged or enforced or enforceable unless reduced to writing and signed by both of the parties hereto.

        12.5 The Agreement shall be governed by the laws of the State of West Virginia.

        IN WITNESS WHEREOF, the parties hereunto have caused this Agreement to be executed by their proper officers the day and year first above written.

                          CITY OF MORGANTOWN




                          BY:      Dan Boroff

                         City Manager



ATTEST:



Linda L. Little
City Clerk



                                       Mountain State
                                    Flight Services, Inc.



                                      By:      R. T. Brant

                                       President



ATTEST:



B. R. Adkins
Secretary